UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14048683

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 68704

SEC Mail Processing Section RECEIVED MAR 04 2014 Wash., DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Otkritie, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Ave., 23rd Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Colombo (212) 796-1551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, (Address) Winter Park, (City) Florida (State) 32789 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/19

DD 3/21/14

OATH OR AFFIRMATION

I, Douglas Colombo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Otkritie, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

WILLIAM MAI
Notary Public, State of New York
No. 01MA6240357
Qualified in New York County
Commission Expires 05/02/2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OTKRITIE, INC.
DECEMBER 31, 2013

TABLE OF CONTENTS

OTKRITIE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Blvd., Ste 200
Winter Park, Florida 32789
(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Board of Directors
Otkritie, Inc.
New York, NY

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Otkritie, Inc. (the "Company"), as of December 31, 2013 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Otkritie, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Carr, Riggs & Ingram LLC

Orlando, Florida
February 27, 2014

OTKRITIE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 2,480,504
Deposit with Clearing Broker	250,000
Receivable from Clearing Broker	180,734
Furniture and equipment, net	141,060
Due from Parent	178,570
Prepaid expenses	144,868
Security deposits	182,733
Other assets	11,345
Total assets	$ 3,569,814

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 126,384
Sublease deposit payable	86,632
Capital lease obligation	6,617
Deferred rent	19,134
Prepaid rent	30,682
Taxes payable	9,368
Total liabilities	278,817
Commitments and contingencies	
Stockholder's equity:	
Common stock, $0.01 par value; 10,000 shares authorized, 9,000 shares issued and outstanding	90
Additional paid-in capital	8,999,985
Accumulated deficit	(5,709,078)
Total stockholder's equity	3,290,997
Total liabilities and stockholder's equity	$ 3,569,814

OTKRITIE, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2013

1. Nature of Operations

Otkritie, Inc. (the "Company") is a Delaware Corporation and wholly owned subsidiary of Otkritie Securities Limited (the "Parent"). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company solicits major U.S. institutional accounts for the purposes of investing and trading in foreign securities, in American Depository Receipts, Global Depository Receipts or local shares primarily originated from Russia and the CIS region.

2. Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Cash and cash equivalents
For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Concentration of credit risk
The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Furniture and equipment
Depreciation for furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. The estimated useful life of the furniture and equipment is five years.

Impairment of long-lived assets
In the event that facts and circumstances indicate that long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. If a write-down is required, the Company would prepare a discounted cash flow analysis to determine the amount of the write-down

2. Summary of Significant Accounting Policies *(continued)*

Revenue recognition
The Company recognizes revenue from executing trades and distributing affiliate research. Commission income and related expense are recorded on a trade date basis. There is no material difference between settlement date and trade date.

Income taxes
The Company records deferred taxes using the asset and liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to capitalizing startup costs for tax purposes as opposed to expensing these costs for financial reporting purposes.

Uncertain tax positions
The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") *Accounting Standards Codification ("ASC") 740, Income Taxes*. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses, as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2010 for all major tax jurisdictions.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Computation of customer reserve
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

2. **Summary of Significant Accounting Policies** *(continued)*

Contingencies
In the normal course of business, the Company assesses potential liabilities in connection with lawsuits and threatened lawsuits under FASB Codification ASC 450 *Contingencies*. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss is appropriate. An accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be only reasonably possible or if the amount of loss cannot be reasonably estimated. If an unfavorable outcome is assessed as probable and the amount of loss can be reasonably estimated, an accrual and disclosure would be appropriate.

3. **Related Party Transactions**

During the year ended December 31, 2013, the Company paid wages, payroll taxes and employee benefits of $181,789 for two employees who worked for the Parent, due to geographic proximity to the Company. The Company also provided access and paid for the access to their Clearing Broker's back office system, as well as other expenses paid on behalf of the Parent in the amount of $77,816. Additionally, the Parent charged the Company for services rendered to the Company and for expenses related to the Company that were funded by the Parent in the amount $157,951. The Company was also owed from 2012 $1,631. As of December 31, 2013, the Company is owed $100,022 from the Parent.

Under a transfer pricing arrangement established by the Company and agreed to by the Parent, the Company executes trades entered into with their Parent and receives a $.02 per share commission utilizing a transfer pricing schedule that conforms to IRS regulations. The commission rate is reviewed on an annual basis to determine if the commission rate is still compatible with the current marketplace. During the year ended December 31, 2013, the company earned $245,100 of commissions from their Parent. As of December 31, 2013, the Company is owed $78,547 from the Parent relative to transfer pricing transactions.

4. **Furniture and Equipment**

Furniture and equipment, at cost, consists of the following:

Office equipment	$ 245,911
Furniture and fixtures	3,640
	249,551
Less: accumulated depreciation	108,491
	$ 141,060

5. Commitments

Capital lease
During 2011, the Company entered into a capital lease for the purchase of a copier. The required monthly payment is $637 for 36 months. The gross amount of the equipment under this capital lease and related depreciation recorded as of December 31, 2013 is as follows:

Equipment	$	15,500
Less: accumulated depreciation		6,450
	$	9,050

As of December 31, 2013, the following is a schedule of future minimum lease payments, under the capital lease agreement, together with the present value of net minimum lease payments for the years ending December 31:

2014		7,644
		7,644
Less: amount representing interest		1,027
Total obligation under capital lease	$	6,617

Operating leases
The Company entered into two operating leases in 2011, which were still in effect in 2013. The first lease was for the rental of furniture and involves monthly payments of $2,013 for 36 months, with the option to terminate the lease after 12 monthly payments. These payments have since been reduced to $961 a month after some furniture was returned after the Company's move in August 2012.

A lease for the rental of office space in New York City was entered into February 2011 and still in effect in 2013. During 2013, the Company recorded rent expense of $372,725 in relation to this office space. In August 2012, the Company sublet the office space and collects rental income of $30,682 per month and a total of $371,803 for 2013, which includes both base rent and utility charges.

As of December 31, 2013, future rental receipts under the sublet lease which runs through November 2014 are as follows:

2014	$ 337,504

5. Commitments and Contingencies *(continued)*

Additionally, a lease for the rental of new office space in New York City was entered into August 2012 with a term of nineteen months. Total monthly rental and utilities expense for this lease is $10,727. In 2013, the firm entered into a new 36 month lease, to begin in February 2014, for their current space at 750 Lexington Avenue at the rate of $14,044 per month. In accordance with FASB Codification ASC 840, *"Accounting for Leases,"* the Company amortizes its rent on a straight-line basis over the life of the related leases. Officers have issued good-guy guarantees for both leases.

As of December 31, 2013, the future rental payments under operating leases with non-cancelable lease terms originally greater than twelve months are as follows for the years ending December 31:

2014	$ 364,128
2015	168,529
2016	168,529
2017	28,088
	$ 729,274

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2013, the Company had net capital of $2,632,421, which was $2,382,421 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1.

7. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors.

8. Income Taxes

The provision for income tax at December 31, 2013, is summarized as follows:

State	$	9,368

The components of the deferred tax asset as of December 31, 2013 are as follows:

Deferred tax asset	$	854,820
Valuation allowance		(854,820)
	$	-

The income tax expense differs from the benefit that would result from applying federal statutory rates to loss before provision for income taxes due to state income taxes and the valuation reserve against the deferred tax asset. The valuation allowance increased by $242,391 during the year ended December 31, 2013.

At December 31, 2013, the Company had net operating loss carryforwards for income tax purposes of approximately $4,772,781, which are available to offset federal, state, and local taxable income through 2033.

9. Clearing Deposit

The Company has an agreement with another broker (clearing broker) to execute and clear trades on a fully disclosed basis for both customer and proprietary accounts of the Company. The Company is required to maintain a $250,000 deposit on hand with this clearing broker, and as of December 31, 2013 has maintained such balance.

10. Due from Clearing Broker

Due from clearing broker results from the Company's normal securities transactions. As of December 31, 2013, the amount due from its current clearing broker was $180,734.

11. Subsequent Events

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2013 through the date our financial statements were available to be issued and determined that there are no material events that would require disclosures in the Company's financial statements.